QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Agreement Regarding Disclosure of Long-Term Debt Instruments

        In reliance upon Item 601(b)(4)(iii)(A), of Regulation S-K, Apartment Investment and Management Company, a Maryland corporation (the "Company"), has not filed as an exhibit to its Annual Report on Form 10-K for the year period ended December 31, 2003, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A), of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities Exchange Commission upon request.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY
By:	/s/ Paul J. McAuliffe Paul J. McAuliffe Executive Vice President and Chief Financial Officer

QuickLinks

  Exhibit 99.1